August 2, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Nucor Corporation

File Number 1-4119

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended April 1, 2006

Dear Mr. Decker:

Nucor Corporation acknowledges receipt of your letter of July 21, 2006. Due to the schedule of our very small financial reporting staff, we will not be able to respond to the comments within ten business days; however, we expect to present a response to the Commission no later than August 25, 2006.

Very truly yours,

/s/ Terry S. Lisenby
Terry S. Lisenby
Chief Financial Officer, Treasurer
and Executive Vice President

cc:	Ernest Greene

Jeanne Baker